Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 33-40397 and No. 33-44776) on Form S-8 of Flow International Corporation of our report dated June 20, 2013, with respect to the statements of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2012, which report appears in December 31, 2012 annual report on Form 11-K of the Flow International Corporation Voluntary Pension and Salary Deferral Plan.

/S/ CliftonLarsonAllen LLP

Bellevue, Washington
June 20, 2013